ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On July 14, 2010

Notice is hereby given that an Extraordinary Meeting (the “Extraordinary Meeting”) of the Shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli Company, will be held at the offices of the Company at 10 Plaut St. Rehovot, Israel on July 14, 2010 at 11 a.m. (Israel time) for the following purposes:

1.	To elect two directors to the Company’s Board of Directors to serve as ‘external directors’ and to approve their remuneration and benefits.

2.	To ratify and approve the remuneration paid to the external directors appointed on May 30, 2007.

3.	To approve the provision of Indemnification Undertakings to the directors of the Company.

4.
To approve that the 1,500,000 Ordinary Shares of the Company that were approved for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “2006 Plan”) by the Company’s shareholders on December 22, 2009, be eligible for grant to all Company employees, irrespective of whether they are United States taxpayers or Israeli taxpayers.

5.
To amend the terms of the options granted to the Company’s retired director, Dr. Simcha Sadan, to provide for acceleration of the vesting of such options such that same shall vest immediately upon the approval of such acceleration at the Extraordinary Meeting, and to enable Dr. Sadan to exercise such options for a period of up to three months following the date of the Extraordinary Meeting.

Shareholders of record at the close of business on June 10, 2010, are entitled to notice of, and to vote at, the Extraordinary Meeting. All shareholders are cordially invited to attend the Extraordinary Meeting in person. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall stand adjourned for one week, until July 21, 2010 at the same time and place. If a quorum is not present at the adjourned date of the Extraordinary Meeting, subject to the terms of applicable law, any two shareholders present in person or by proxy at such meeting shall constitute a quorum.

Shareholders who do not expect to attend the Extraordinary Meeting in person are requested to mark, date and sign the enclosed proxy and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel not less than two (2) hours before the time fixed for the Extraordinary Meeting or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not later than 11:59 p.m. New York time on July 13, 2010, the last business day immediately preceding the date of the Extraordinary Meeting, unless such requirement is waived by the chairman of the Extraordinary Meeting. Shareholders who attend the Extraordinary Meeting may revoke their proxies and vote their shares in person.

        By order of the Board of Directors,

        /s/ Yoav Z. Chelouche
        Yoav Z. Chelouche
        Chairman of the Board
        June 10, 2010

PROXY STATEMENT

ROSETTA GENOMICS LTD.
10 Plaut St., Rabin Science Park
Rehovot, 76706
Israel

EXTRAORDINARY MEETING OF SHAREHOLDERS

To Be Held On July 14, 2010

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Rosetta Genomics Ltd. (the “Company”) for use at our Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”) to be held on July 14, 2010, or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Extraordinary Meeting has been established as of the close of business on Thursday, June 10, 2010.

As of June 01, 2010, we had outstanding 16,770,171 of our Ordinary Shares, nominal value New Israeli Shekels (“NIS”) 0.01 (the “Ordinary Shares”).

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about June 22, 2010. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. These proxy materials shall also be filed on a form 6-K and will be available on the Company’s website www.rosettagenomics.com on or around June 10, 2010. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel not less than two (2) hours before the time fixed for the Extraordinary Meeting or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not later than 11:59 p.m. New York time on July 13, 2010, the last business day immediately preceding the date of the Extraordinary Meeting, unless such requirement is waived by the chairman of the Extraordinary Meeting

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Extraordinary Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy. If no specific instruction is given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR each proposal set forth in the Notice of Meeting.  We are not aware of any other matters to be presented at the Extraordinary Meeting.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Extraordinary Meeting or requesting the return of the proxy at the Extraordinary Meeting; or (iii) executing and delivering to us a later-dated proxy.

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Extraordinary Meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 25% of the voting rights of our issued share capital will constitute a quorum for the Extraordinary Meeting. If within half an hour from the time scheduled for the Extraordinary Meeting a quorum is not present, the Extraordinary Meeting shall stand adjourned for one week, until July 21, 2010 at the same time and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Extraordinary Meeting, subject to the terms of applicable law, any two shareholders present in person or by proxy at such meeting shall constitute a quorum. Shares subject to broker non-votes and absentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

All proposals to be presented at the Extraordinary Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal, provided that with respect to the election of the nominees for external directors and in some instances the approval of their remuneration that majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the Company. The Company is not currently aware of any controlling shareholders as such term is defined for purposes of Israeli company law.

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BENEFICIAL OWNERSHIP OF SECURITIES BY PRINCIPAL SHAREHOLDERS AND MANAGEMENT

The following table sets forth, as of May 15, 2010, the number of Ordinary Shares beneficially owned by each person or entity known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares. The information in this table is based on 16,770,171 Ordinary Shares outstanding as of May 15, 2010. Beneficial ownership of shares is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. Ordinary Shares that are subject to convertible securities, warrants or options that are presently convertible or exercisable or convertible or exercisable within 60 days of May 15, 2010 are deemed to be outstanding and beneficially owned by the person holding the convertible securities, warrants or options for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person. None of the persons or entities that we know beneficially owns more than 5% of our outstanding Ordinary Shares, has different voting rights. Except as indicated in the footnotes to this table, each shareholder in the table has sole voting and investment power for the shares shown as beneficially owned by them.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
Prometheus Laboratories Inc (2)	2,000,000	11.9%
Isaac Bentwich, M.D. (3)	1,557,513	9.3%
Far West Capital Management, L.P. (4)	1,637,130	9.8%
All directors and officers as a group (16 persons) (5)	2,516,287	14.4%
___________

(1)	Unless otherwise noted, the address for each of the individuals noted above is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 76706 Israel.

(2)	Based solely on a Schedule 13G filed by Prometheus with the SEC on May 4, 2009. Prometheus’ address is 9410 Carroll Park Drive, San Diego, California 92121.
(3)
Consists of (i) 1,035,870 Ordinary Shares directly owned by Dr. Bentwich, (ii) 519,531 Ordinary Shares held by Harmonia 2000 and (iii) options currently exercisable or exercisable within 60 days of May 15, 2010 to purchase 2,112 Ordinary Shares. Harmonia 2000 is an Israeli non-profit association, of which Dr. Bentwich is one of seven members, and one of three members of its managing board. The members of Harmonia 2000’s managing board control the securities held by Harmonia 2000, and Dr. Bentwich may therefore be deemed to beneficially own the securities owned by Harmonia 2000. Dr. Bentwich disclaims any beneficial ownership of the securities owned by Harmonia 2000.

(4)	Based solely on a Schedule 13G filed by Far West Capital Management with the SEC on May 14, 2010. Far West Capital Management’s address is 4749 Nicasio Valley Road, Nicasio, California 94946.
(5)
See note 3 above.  Includes an additional 261,556 Ordinary Shares and 697,218 Ordinary Shares issuable upon the exercise of options currently exercisable or exercisable within 60 days of May 15, 2010 held by directors and officers other than Dr. Bentwich.

Our Ordinary Shares are traded on the NASDAQ Global Market in the United States. A significant portion of our shares are held in street name, therefore we generally have no way of determining who our shareholders are, their geographical location or how many shares a particular shareholder owns although generally any shareholder that beneficially owns 5% or more of our outstanding Ordinary Shares in required to file a schedule 13D or schedule 13G with the SEC.

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MATTERS RELATING TO THE EXTRAORDINARY GENERAL MEETING

At the Extraordinary Meeting, the shareholders will be asked to vote on the following proposals:

ITEM 1 – ELECTION OF DIRECTORS

Election of External Directors

The Board of Directors is presently comprised of 6 members. The term of two additional directors who served as external directors under the provisions of the Companies Law expired on May 30, 2010, after which they ceased to serve as directors of the Company.  The two external directors whose term has expired on May 30, 2010 are candidates for re-election as external directors at the Extraordinary Meeting to serve for an additional term of three years. Under the Israel Companies Law, 5759-1999 (the “Companies Law”) and the regulations promulgated pursuant thereto, Israeli companies whose shares have been offered to the public in, or that are publicly traded outside of, Israel are required to appoint at least two natural persons as “external directors.”  No person may be appointed as an external director if the person, or a relative, partner or employer of the person, or anyone to whom such person is directly or indirectly subordinate, or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as an external director, any affiliation with the company to whose board the external director is proposed to be appointed or with any entity controlling or controlled by such company or by the entity controlling such company.  The term affiliation includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (as that term is defined in the Companies Law) (which term includes a director).

In addition, no person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or interfere with the person’s ability to serve as an external director; if at the time such person serves as a non-external director of another company on whose board of directors a director of the reciprocal company serves as an external director; or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  If, at the time of election of an external director, all other directors are of the same gender, the external director to be elected must be of the other gender.

Pursuant to the Companies Law, an external director is required to have either financial and accounting expertise, or professional qualifications according to criteria set forth in regulations promulgated by the Israeli Minister of Justice, provided that at least one of the external directors has financial and accounting expertise.  The board of directors must make the determinations as to the financial and accounting expertise, and as to the professional qualifications, of a director taking into consideration these criteria and matters set forth in the regulations.  In addition, the boards of directors of publicly traded companies are required to make a determination as to the minimum number of directors who must have financial and accounting expertise as aforesaid based, among other things, on the type of company, its size, the volume and complexity of its activities and the number of directors.  The Board of Directors has determined that other than one external director, no other directors are required to have financial and accounting expertise.

External directors are elected for a term of three years and may be re-elected for additional three-year terms.  If an external director is being re-elected for an additional term or terms beyond two three-year terms: (i) the audit committee and board of directors must determine that, in light of the external director’s expertise or special contribution to the board of directors and its committees, the re-election for an additional term is to the company’s benefit; (ii) the external director must be re-elected by the required majority of shareholders and subject to the terms specified in the Companies Law; and (iii) the term during which the nominee has served as an external director and the reasons given by the audit committee and board of directors for extending his or her term of office must be presented to the shareholders prior to their approval.  Following termination of service as an external director and for two years thereafter, a company may not appoint the external director as an office holder of the company and cannot employ or receive paid services from the external director either directly or indirectly, including through a corporation controlled by him or her.  Each committee of a company’s board of directors that has the authority to exercise powers of the board of directors must include at least one external director and its audit committee must include all external directors.

External directors are elected at the general meeting of shareholders by a simple majority, provided that the majority includes at least one-third of the shareholders who are not controlling shareholders, who are present and voting, or that the non-controlling shareholders who vote against the election hold one percent or less of the voting power of the company.

Under the Companies Law an external director cannot be dismissed from office unless: (i) the board of directors determines that the external director no longer meets the statutory requirements for holding the office, or that the external director is in breach of the external director’s fiduciary duties and the shareholders vote, by the same majority required for the appointment, to remove the external director after the external director has been given the opportunity to present his or her position; (ii) a court determines, upon a request of a director or a shareholder, that the external director no longer meets the statutory requirements of an external director or that the external director is in breach of his or her fiduciary duties to the company; or (iii) a court determines, upon a request of the company or a director, shareholder or creditor of the company, that the external director is unable to fulfill his or her duty or has been convicted of specified crimes.

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In a 2008 amendment, the Companies Law introduced the concept of ‘independent’ directors in addition to external directors.  An independent director is a director who meets the same non-affiliation criteria as an external director, as approved by the subject company’s audit committee, and who has not served as a director of the company for more than nine consecutive years.  For these purposes, ceasing to serve as a director for a period of two years or less would not be deemed to sever the consecutive nature of such director’s service.  An independent director may be removed from office in the same manner that an external director may be removed.

Pursuant to the Companies Law, public companies, such as the Company, may include in their articles of association a provision providing that a specified number of its directors be independent directors or may adopt a standard provision providing that a majority of its directors be independent directors or, if there is a controlling shareholder or a 25% or more shareholder, that at least one-third of its directors be independent directors.  External directors are counted as independent directors for these purposes.

The Company has not included such a provision in its articles of association and believes that 3 of its current 6 directors, and 5 of its 8 directors following the Extraordinary Meeting (assuming election of all of the nominees), would qualify as independent directors under the Companies Law; and that 4 of the Company’s current 6 directors, and 6of its 8 directors following the Extraordinary Meeting (assuming election of all of the nominees), would qualify as independent under Nasdaq independence standards.

A nominee for service as a director in a public company may not be elected without submitting a declaration to the company, prior to election, specifying that he or she has the qualifications to serve as a director, independent director or external director, as applicable, and the ability to devote the appropriate time to performing his or her duties as a director.

A director, including an external director or an independent director, who ceases to meet the statutory requirements to serve as a director, external director or independent director, as applicable, must notify the company to that effect immediately and his or her service as a director will expire upon submission of such notice.

The nominating committee of the Board of Directors (the “Nominating Committee”) and the Board of Directors have reviewed the qualifications of the nominees for external directors Ms. Tali Yaron-Eldar and Mr. Gerald Dogon, and the Nominating Committee has recommended to the Board of Directors, and the Board of Directors is recommending to shareholders, that Ms. Tali Yaron-Eldar and Mr. Gerald Dogon be re-elected at the Extraordinary Meeting as external directors for an additional, three year term.  The Nominating Committee has also recommended to the Board of Directors, and the Board of Directors has resolved, that both external directors, if re- elected, would continue to serve on each of the committees of the Board of Directors on which they currently served, namely the Audit Committee and the Compensation Committee, and that Mr. Gerald Dogon will continue to serve on the Nominating Committee.

External Director Nominees

Ms. Tali Yaron-Eldar has served as a member of our Board of Directors since February 2007. Since January 2004, Ms. Yaron-Eldar has served as the Chief Executive Officer of Arazim Investment Company, until January 2008. In addition, since March 2007, Ms. Yaron-Eldar has been a partner with the law firm of Tadmor & Co.  From January 2004 to March 2007, she was a partner at the law firm of Cohen, Yaron-Eldar & Co. She has also served in a variety of public positions, including as the Chief Legal Advisor of the Customs and V.A.T department of the Finance Ministry of the State of Israel from 1998 to 2001 and as the Commissioner of Income Tax and Real Property Tax Authority of the State of Israel from 2002 to 2004. Ms. Yaron-Eldar holds an MBA specializing in finance and an LL.M. from Tel Aviv University and is a member of the Israeli Bar Association.

Mr. Gerald Dogon has served as a member of our Board of Directors since February 2007. From December 2004 to December 2006, Mr. Dogon served as a director and a member of the audit, investment and nomination committees of Scailex Corporation (previously Scitex Corporation). From October 2005 until it was acquired by PMC-Sierra, Inc. in May 2006, he served as member of the board of directors of Passave, Inc., a semiconductor company. From 1999 to 2000, he served as a director and as chairman of the audit committee of Nogatech, Inc. From 1994 to 1998, Mr. Dogon served as Executive Vice President and Chief Financial Officer of DSPC Inc., and in addition, from November 1997 until December 1999, as a director of DSPC Inc. Mr. Dogon holds a B.A. in Economics from the University of Cape Town.

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External Directors Remuneration and Benefits

The Compensation Committee, the Audit Committee and the Board of Directors have approved, and are proposing to the shareholders at the Extraordinary Meeting to approve  remuneration to the external directors be as follows:

•	Payment of annual remuneration in the amount of NIS 40,000 plus VAT; and

•	Payment of NIS 2,800 plus VAT per meeting, as meeting participation remuneration.

In the event that a director participates in a meeting by means of communication pursuant to Section 101 of the Companies Law, the Company shall pay 60% of the participation remuneration.  In the event a resolution is adopted by the Board of Directors without a meeting pursuant to Section 103 of the Companies Law, the Company shall pay 50% of the participation remuneration. The annual remuneration shall be paid in four equal installments and the participation remuneration shall be remitted to the directors on a quarterly basis, in each case at the beginning of each calendar quarter with respect to the previous quarter, all as provided for in the Regulations.

In addition it is proposed that in the event that, during their term as external directors, the Company increases the remuneration payable, whether by way of annual compensation or on a per meeting basis, to any “other directors” (as such term is defined in the regulations promulgated pursuant to the Companies Law governing the terms of compensation payable to external directors (the “Compensation Regulations”)), each external director will be entitled, without further shareholder approval, to receive additional remuneration, if necessary, so that his or her annual compensation and/or compensation for participation in meetings, as the case may by, will be equivalent to the average compensation payable to such “other directors” as annual compensation or as compensation for participation in meetings, respectively.

If elected  (and subject to the approval of the provision of Indemnification Undertakings to directors, as described in Item 3 below, the Company will provide Ms. Tali Yaron-Eldar and Mr. Gerald Dogon with an Indemnification Undertaking substantially in the form attached hereto as Exhibit A.

In addition, the shareholders of the Company have in the past resolved to approve the purchase of insurance coverage in respect of the liability of its office holders (including directors) currently in office, and any additional or other directors as may be appointed from time to time. If elected, Ms. Tali Yaron-Eldar and Mr. Gerald Dogon would benefit from such insurance.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTIONS BE ADOPTED AT THE EXTRAORDINARY MEETING:

        “RESOLVED:

 (1)           to elect Ms. Tali Yaron-Eldar as external director, as defined in the Companies Law, for a term of three years, and to approve her remuneration and benefits as described in the Company’s Proxy Statement for an Extraordinary General Meeting of the Company’s Shareholders to be held on July 14, 2010.

(2)           to elect Mr. Gerald Dogon as external director, as defined in the Companies Law for a term of three years, and to approve his remuneration and benefits as described in the Company’s Proxy Statement for an Extraordinary General Meeting of the Company’s Shareholders to be held on July 14, 2010.”

Each of the two resolutions above will be voted on separately at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTIONS.

ITEM 2 - RATIFICATION AND APPROVAL OF THE RENUMERATION PAID TO THE EXTERNAL DIRECTORS APPOINTED IN 2007

Background

At the shareholder meeting that took place on July 12, 2006 (prior to the Company’s initial public offering), the shareholders approved the directors’ compensation package which provided that commencing on the effectiveness of the Company’s initial public offering:  (i) each member of the board of directors (apart from Yoav Chelouche) will receive $10,000 annually, payable in equal quarterly installments; and (ii) each member of the board of directors (other than external directors) who serves on board committees will receive an additional $10,000 annually, payable in equal quarterly installments.

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Israeli law requires that external directors receive payment for participation in meetings as set forth in the Compensation Regulations and further provides that such remuneration may be determined relative to that of the “other directors”, as such term is defined in the Compensation Regulations. Through a clerical error, the shareholders’ approval excluded external directors from receiving the participation fee, but the intention was that the compensation payable to external directors be identical to the compensation payable to the “other directors” and, in fact, this was communicated to them at the time and they were paid the aggregate participation fee of $10,000 plus VAT annually, during the past three years (in addition to the $10,000 plus VAT annual remuneration).

For sake of good order, in order to ensure that all payments made to the external directors are duly authorized and approved, it is proposed that the shareholders ratify and approve the payments made by the Company to the external directors over the past three years as participation remuneration in an amount of $10,000 plus VAT annually, the amount that was approved and paid to the Company’s “other directors” as aforesaid.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE EXTRAORDINARY MEETING:

        “RESOLVED, to ratify and approve the payments made by the Company to the external directors over the past three years as participation remuneration in an amount of $10,000 plus VAT annually.”

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTION.

ITEM 3– APPROVAL OF PROVISION OF INDEMNIFICATION UNDERTAKINGS TO DIRECTORS

Background

At the shareholder meeting that took place on July 12, 2006 (prior to the Company’s initial public offering), the shareholders approved the form for the Company’s standard indemnification undertaking attached to this proxy statement as Appendix A (the “Indemnification Undertaking”). This Indemnification Undertaking contains terms that are typically included in similar agreements entered into by other Israeli public companies traded on NASDAQ, provides that the maximum indemnification thereunder is US$30 million in the aggregate and provides for an exemption, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of duty of care to the Company.

The intention was that the Company would be authorized to enter into such Indemnification Undertakings with the then serving directors as well as with any additional or other directors that may be appointed from time to time, and the language of the resolution of the Board of Directors reflected this. However, the language of the resolution presented to the shareholders was not clear on this point. Since the approval of the Indemnification Undertaking in 2006, the following persons were elected by the shareholders as directors who have not been provided with Indemnification Undertakings by the Company: Mr. Gerald Dogon, Adv. Tali Yaron Eldar, Dr. Simcha Sadan, Dr. David Sidransky and Mr. Kenneth A. Berlin.

In order to ensure that all of Company’s directors, including the above persons, are entitled to indemnification and exemption from the Company pursuant to the Indemnification Undertaking, it is proposed, further to the approval of the Audit Committee of the Board of Directors and the approval of the Board of Directors, that the shareholders approve the form of the Indemnification Undertaking attached to this proxy statement, that the Company enter into the Indemnification Undertaking with each of its directors currently in office, with each person who was appointed as a director since July 12, 2006 and with any additional or other directors as may be appointed from time to time, providing such directors with indemnification and exemption in connection with actions or omissions made by any of them in their capacity as “Office Holders”, as such term is defined in the Israeli Companies Law, including in their capacity as officers of the Company to the extent they also serve as officers of the Company, all in accordance with and pursuant to the terms set forth in the Indemnification Undertaking.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE EXTRAORDINARY MEETING:

“RESOLVED, that the Company undertake to indemnify all directors of the Company currently in office, each person who was appointed as a director since July 12, 2006 and any additional or other directors as may be appointed from time to time, without the need for further act or approval, to the extent, for such matters and in the form set forth in Exhibit A to the Company’s Proxy Statement for an Extraordinary General Meeting of the Company’s Shareholders to be held in June 2010, including with respect to any acts or omissions made in their capacity as officers prior to the date hereof, and  to exempt and release to the maximum extent permitted by law all such directors from any liability for damages caused as a result of a breach of their duty of care to the Company, all subject to and as set forth in said Exhibit A, and to issue Indemnification Undertakings in the form of said Exhibit A to them, and that the Chief Executive Officer (CEO) of the Company and/or any person designated by him be, and they hereby are, authorized to execute and deliver any such Indemnification Undertakings in the name of the Company and on its behalf.”

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THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

ITEM 4 – APPROVAL OF CLASSIFICATION OF SHARES AS ELIGIBLE FOR GRANT TO UNITED STATES TAX PAYERS

Background

At the Annual Shareholders Meeting that took place on December 22, 2009 the shareholders resolved to increase the number of Ordinary Shares available for issuance under the Company’s 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) by 1,500,000 Ordinary Shares. Out of such 1,500,000 Ordinary Shares, only 1,000,000 Ordinary Shares were dedicated as available for grant to employees who are United States taxpayers.

In order to allow the Company flexibility in compensating Israeli and United States employees, the Company proposes that all 1,500,000 Ordinary Shares already approved by the shareholders for grant under the Company’s Global Share Incentive Plan 2006, be eligible for grant to all employees of the Company, irrespective of whether they are United States or Israeli taxpayers.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE EXTRAORDINARY MEETING:

        “RESOLVED, to approve that all of the 1,500,000 Ordinary Shares approved by the shareholders of the Company for grant under the Company’s Global Share Incentive Plan (2006), be available for grant to both United States and Israeli taxpayers.”

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE APPROVAL OF THE PROPOSED RESOLUTION.

ITEM 5– APPROVAL OF AMENDMENT OF THE TERMS OF OPTIONS GRANTED TO A DIRECTOR OF THE COMPANY

Background

Based on the Shareholders resolution dated July 12, 2006, on January 15, 2007, Dr. Simcha Sadan, a duly appointed director of the Company, entered into a Section 102 – Capital Gains Track Option Agreement in accordance with the Company’s GLOBAL SHARE INCENTIVE PLAN (2006), granting him the right to purchase 12,682 shares of the Company at US$6.027 per share. 8.33% of these options vested on April 15, 2007 and an additional 8.33% were to vest every three (3) months thereafter until the date of Dr. Sadan’s resignation from the Board.

On October 29, 2009, Dr. Sadan stepped down as a director in the Company, prior to the completion of the vesting schedule of the options. On that date, 11,624 Options had already vested, and the remaining 1,058 Options had not vested.

On November 12, 2009, the Board, acting as Administrator of the Rosetta Genomics Option Plan, approved the acceleration of the vesting schedule of the options granted to Dr. Sadan, such that all options that had not yet vested on the day of his resignation would vest immediately upon receipt of shareholder approval of such acceleration, and that Dr. Sadan would then have three months following approval by the shareholders to exercise such options, all in accordance with the terms of the option plan, the option agreement and the notice of grant.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE EXTRAORDINARY MEETING:

“RESOLVED, to accelerate the vesting schedule of all of the 1,058 unvested options that were held by Dr. Simcha Sadan upon termination of his service as a director of the Company, such that same vest immediately, and to extend his right to exercise such options for a period of three months following the date of the Extraordinary Meeting of the Shareholders of the Company scheduled to be held on July 14, 2010.”

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors – SEC Filing” section of our website at www.rosettagenomics.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of the Notice of Meeting and this proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement, no shareholder had advised us of the intent to present any other matters, and we are not aware of any other matters to be presented, at the Extraordinary Meeting. Accordingly, the only items of business that our Board of Directors intends to present at the Extraordinary Meeting are set forth in this proxy statement.

If any other matter or matters are properly brought before the meeting, the persons named as proxy holders will use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

        By order of the Board of Directors,

        /s/ Yoav Z. Chelouche

        Yoav Z. Chelouche
        Chairman of the Board

9

Appendix A

INDEMNIFICATION UNDERTAKING
dated as of _________, 2010

from Rosetta Genomics Ltd. to ________
(the “Office Holder”)

In respect of your service as a director or office holder of Rosetta Genomics Ltd. (the “Company”), the Company desires to provide for your indemnification to the fullest extent permitted by law.  To that end, the Company hereby agrees as follows:

1.           The Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law – 1999 (the “Companies Law”) in respect of the following:

1.1           any financial obligation imposed on you in favor of another person by, or expended by you as a result of, a court judgment, including a settlement or an arbitrator’s award approved by court, in respect of any act or omission (“action”) taken or made by you in your capacity as a director or office holder of the Company;

1.2           all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company; and

1.3           all reasonable litigation expenses, including reasonable attorneys’ fees, expended by you due to an investigation or a proceeding instituted against you by an authority qualified to conduct such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment against you (as defined in the Companies Law) and without any financial obligation imposed on you in lieu of criminal proceedings (as defined in the Companies Law), or that is concluded without your indictment but with a financial obligation imposed on you in lieu of criminal proceedings with respect to a crime that does not require proof of mens rea (criminal intent), all in respect of actions taken by you in your capacity as a director or office holder of the Company;

2.           The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1           a breach of your duty of loyalty to the Company, except, to the extent permitted by the Companies Law, for a breach of a duty of loyalty to the Company while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2           a willful or reckless breach of the your duty of care to the Company;

2.3           an action taken or omission by you with the intent of unlawfully realizing personal gain;

2.4           a fine or penalty imposed upon you for an offense; and

2.5           a counterclaim brought by the Company or in its name in connection with a claim against the Company filed by you, other than by way of defense or by way of third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld.

3.           The Company will make available all amounts payable to you in accordance with Section 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), including with respect to any claim against you initiated by the Company or in its right, and with respect to items referred to in Sections 1.2 and 1.3 above, not later than the date on which the applicable court renders its decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.  As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.           The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or office holder of the Company provided that the obligations with respect to which you will be indemnified hereunder are in respect of actions taken by you while you were a director or office holder of the Company as aforesaid, and in such capacity.

5.           The indemnification will be limited to the expenses mentioned in Sections 1.2 and 1.3 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and to the expenses mentioned in Section 1.1 above insofar as they result from, or are connected to, events and circumstances set forth in Schedule A hereto, which are deemed by the Company's Board of Directors, based on the current activity of the Company, to be foreseeable as of the date hereof.

6.           The indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, shall not exceed $30 million (the “Maximum Liability Amount”), provided that if the Maximum Liability Amount is insufficient to cover all amounts to which such persons are entitled pursuant to such undertaking of the Company, the Maximum Liability Amount shall be allocated among such persons pro rata to the amounts to which they are so entitled. You acknowledge that you have been advised by the Company of the current Maximum Liability Amount.

7.           The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.           Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law and under this Indemnification Undertaking.

9.           The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.           In all indemnifiable circumstances, indemnification will be subject to the following:

10.1           You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, however, your failure to notify the Company as aforesaid shall not derogate from your right to be indemnified as provided herein (except to the extent that such failure to notify causes the Company damages). You shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings. Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you in connection with your actions or omissions as a director or office holder of the Company.

10.2           Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.  The Company shall notify you of any such decision to defend with ten (10) calendar days of receipt of notice of any such proceeding.  The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.  For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Indemnification Undertaking and/or pursuant to law. The Company shall not, without your prior written consent, consent to the entry of any judgment against you or enter into any settlement or compromise which (i) includes an admission of your fault, (ii) does not include, as an unconditional term thereof, the full release of you from all liability in respect of such proceeding or (iii) is not fully indemnifiable pursuant to this Indemnification Undertaking and/or pursuant to law.  This paragraph shall not apply to a proceeding brought by you under Section 10.7 below.

10.3           You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4           Notwithstanding the provisions of Sections 10.2 and 10.3 above, (i) if in a proceeding to which you are a party by reason of your status as a director or officer of the Company and the named parties to any such proceeding include both you and the Company or any subsidiary of the Company, a conflict of interest or potential conflict of interest (including the availability to the Company and its subsidiary, on the one hand, and you, on the other hand, of different or inconsistent defenses or counterclaims) exists between you and the Company, or (ii) if the Company fails to assume the defense of such proceeding in a timely manner, you shall be entitled to be represented by separate legal counsel, which shall represent other persons similarly situated, of the Company’s choice and reasonably acceptable to you and other person’s choice, at the expense of the Company.   In addition, if the Company fails to comply with any of its material obligations under this Indemnification Undertaking or in the event that the Company or any other person takes any action to declare this Indemnification Undertaking void or unenforceable, or institutes any action, suit or proceeding to deny or to recover from you the benefits intended to be provided to you hereunder, except with respect to such actions, suits or proceedings brought by the Company that are resolved in favor of the Company, you shall have the right to retain counsel of your choice, and reasonably acceptable to the Company and at the expense of the Company, to represent you in connection with any such matter.

10.5           If, in accordance with Section 10.2 (but subject to Section 10.4), the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Indemnification Undertaking or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, unless (i) the Company shall not have assumed the conduct of your defense as contemplated, (ii) the Company refers the conduct of your defense to an attorney who is not, upon reasonable grounds, acceptable to you, (iii) the named parties to any such action (including any impleaded parties) include both you and the Company, and joint representation is inappropriate under applicable standards of professional conduct due to a conflict of interest between you and the Company, or (iv) the Company shall agree to such expenses in either of which events all reasonable fees and expenses of your counsel shall be borne by the Company.

10.6           The Company will have no liability or obligation pursuant to this Indemnification Undertaking to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.7           If required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.  In the event that you make a request for payment of an amount of indemnification hereunder or a request for an advancement of indemnification expenses hereunder and the Company fails to determine your right to indemnification hereunder or fails to make such payment or advancement, you may petition any court which has jurisdiction to enforce the Company’s obligations hereunder.  The Company agrees to reimburse you in full for any reasonable expenses incurred by you in connection with investigating, preparing for, litigating, defending or settling any action brought by you under the immediately preceding sentence, except where such action or any claim or counterclaim in connection therewith is resolved in favor of the Company.

11.           The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above or breach of your duty of care in connection with distribution of Company's assets.

12.           The Company undertakes that in the event of a Change in Control (as defined below) of the Company, the Company’s obligations under this Indemnification Undertaking shall continue to be in effect following such Change in Control, and the Company shall take all reasonable necessary action to ensure that the party acquiring control of the Company shall independently undertake to continue in effect such Indemnification Undertaking, to maintain the provisions of the Articles of Association allowing indemnification and to indemnify you in the event that the Company shall not have sufficient funds or otherwise shall not be able to fulfill its obligations hereunder.  For purposes of this Indemnification Undertaking, a “Change in Control” shall be deemed to have occurred if: (i) any “Person” (as such term is used in Sections 13(d) and 14(d) of the U.S. Securities Exchange Act of 1934, as

amended (the “Exchange Act”)), other than a trustee or other fiduciary holding securities under an employee benefit plan of the Company or a corporation owned directly or indirectly by the shareholders of the Company in substantially the same proportions as their ownership of shares of the Company, is or becomes the “Beneficial Owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 15% or more of the total voting power represented by the Company’s then outstanding voting securities; or (ii) during any period of two consecutive years (not including any period prior to the execution of this Indemnification Undertaking), individuals who at the beginning of such period constitute the Board of Directors of the Company and any new director (other than a director designated by a person who has entered into an agreement with the Company to effect a transaction described in clause (i), (iii) or (iv) of this Section 12) whose election by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute at least a majority of the members of the Board of Directors; or (iii) a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 51% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation and with the power to elect at least a majority of the Board of Directors or other governing body of such surviving entity; or (iv) the shareholders of the Company approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or substantially all the Company’s assets; or (v) there occurs any other event of a nature that would be required to be reported in response to Item 6(e) of Schedule 14A of Regulation 14A (or a response to any similar item on any similar schedule or form) promulgated under the Exchange Act, whether or not the Company is then subject to such reporting requirement.

13.           The Company undertakes that if there is a Change in Control of the Company then with respect to all matters thereafter arising concerning your rights to payments under this Indemnification Undertaking or any other agreement or under the Company’s Articles of Association as now or hereafter in effect, the Company shall seek legal advice only from Independent Legal Counsel (as defined below) selected by the Company and approved by you (which approval shall not be unreasonably withheld). Such counsel, among other things, shall render its written opinion to the Company and you as to whether and to what extent you would be permitted to be indemnified under applicable law and the Company agrees to abide by such opinion. The Company agrees to pay the reasonable fees of the Independent Legal Counsel referred to above and to fully indemnify such counsel against any and all expenses (including attorneys’ fees), claims, liabilities and damages arising out of or relating to this Indemnification Undertaking or its engagement pursuant hereto.  For purposes of this Indemnification Undertaking, “Independent Legal Counsel” shall mean an attorney or firm of attorneys who shall not have otherwise performed services for the Company or you within the last three years (other than with respect to matters concerning your rights under this Indemnification Undertaking, or of other indemnitees under similar indemnification undertakings).

14.           If for the validation of any of the undertakings in this Indemnification Undertaking any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

15.                      For the avoidance of doubt, it is hereby clarified that nothing contained in this Indemnification Undertaking derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above.

16.                      If any undertaking included in this Indemnification Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertaking will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

17.                      This Indemnification Undertaking and the agreements herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

18.                      This Indemnification Undertaking cancels any preceding letter of indemnification or arrangement for indemnification that may have been issued to you by the Company.

19.                      Neither the settlement or termination of any proceeding nor the failure of the Company to award indemnification or to determine that indemnification is payable shall create an adverse presumption that you are not entitled to indemnification hereunder.  In addition, the termination of any proceeding by judgment or order (unless such judgment or order provides so specifically) or settlement, shall not create a presumption that you did not act in good faith and in a manner which you reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that your action was unlawful.

20.           This Indemnification Undertaking shall be (a) binding upon all successors and assigns of the Company (including any transferee of all or a substantial portion of the business, stock and/or assets of the Company and any direct or indirect successor by merger or consolidation or otherwise by operation of law), and (b) binding on and shall inure to the benefit of your heirs, personal representatives, executors and administrators.  This Indemnification Undertaking shall continue for your benefit and your heirs', personal representatives', executors' and administrators' benefit after you cease to be a director or office holder of the Company.

21.                      Except with respect to changes in the governing law which expand your right to be indemnified by the Company, no supplement, modification or amendment of this Indemnification Undertaking shall be binding unless executed in writing by each of the parties hereto.  No waiver of any of the provisions of this Indemnification Undertaking shall be deemed or shall constitute a waiver of any other provisions of this Indemnification Undertaking (whether or not similar), nor shall such waiver constitute a continuing waiver.

This Indemnification Undertaking is being issued to you pursuant to the resolutions adopted by the Board of Directors of the Company on April 24, 2006 and by the shareholders of the Company on July 11, 2006. The Board of Directors has determined, based on the current activity of the Company, that the amount stated in Section 6 is reasonable and that the events listed in Schedule A are reasonably anticipated.

Kindly sign and return the enclosed copy of this letter to acknowledge your agreement to the contents hereof.

Very truly yours,

Rosetta Genomics Ltd.
By:___________________
Name: Yoav Chelouche
Title: Chairman of the Board
Date: ________ __, 2010

Accepted and agreed to:

__________________

Name:

Date: ________ __, 2010

Schedule A

1.
Negotiations, execution, delivery and performance of agreements on behalf of the Company and any subsidiary thereof (“Subsidiary") including, inter alia, any claim or demand made by a customer, supplier, contractor or other third party transacting any form of business with the Company, its Subsidiaries or affiliates relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise.

2.
Any claim or demand made in connection with any transaction which is not within the ordinary course of business of either the Company, its subsidiaries or affiliates, including the sale, lease or purchase of any assets or businesses.

3.	Anti-competitive acts and acts of commercial wrongdoing.

4.	Acts in regard of invasion of privacy including with respect to databases and acts in regard of slander.

5.
Any claim or demand made for actual or alleged infringement, misappropriation or misuse of any third party’s intellectual property rights including, but not limited to confidential information, patents, copyrights, design rights, service marks, trade secrets, copyrights, misappropriation of ideas by the Company, its Subsidiaries or affiliates.

6.
Actions taken in connection with the intellectual property of the Company and any Subsidiary and its protection, including the registration or assertion of rights to intellectual property and the defense of claims relating thereof.

7.	Participation and/or non-participation at the Company’s board meetings, bona fide expression of opinion and/or voting and/or abstention from voting at the Company’s board meetings.

8.	Approval of corporate actions including the approval of the acts of the Company’s management, their guidance and their supervision.

9.	Claims of failure to exercise business judgement and a reasonable level of proficiency, expertise and care in regard of the Company’s business.

10.
Violations of securities laws of any jurisdiction, including without limitation, fraudulent disclosure claims, failure to comply with SEC and/or the Israeli Securities Authority and/or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, shareholders and the investment community and any claims related to the Sarbanes-Oxley Act of 2002, as amended from time to time.

11.
Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchasing, holding or disposition of securities of the Company or any other investment activity involving or affected by such securities, including any actions relating to an offer or issuance of securities of the Company or of its subsidiaries and/or affiliates to the public by prospectus or privately by private placement, in Israel or abroad, including the details that shall be set forth in the documents in connection with execution thereof.

12.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations or laws related to any governmental grants in any jurisdiction.

13.
Claims in connection with publishing or providing any information, including any filings with any governmental authorities, on behalf of the Company in the circumstances required under any applicable laws

14.
Any claim or demand made by employees, consultants, agents or other individuals or entities employed by or providing services to the Company relating to compensation owed to them or damages or liabilities suffered by them in connection with such employment or service.

15.	Resolutions and/or actions relating to employment matters of the Company and/or its Subsidiaries and/or affiliates.

16.
Events, pertaining to the employment conditions of employees and to the employer – employee relations, including the promotion of workers, handling pension arrangements, insurance and saving funds, options and other benefits.

17.	Any claim or demand made by any lenders or other creditors or for moneys borrowed by, or other indebtedness of, the Company, its Subsidiaries or affiliates.

18.
Any claim or demand made by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, its Subsidiaries or affiliates, or their respective employees, agents or other persons acting or allegedly acting on their behalf.

19.
Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or any Subsidiary or affiliate thereof, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, of any foreign, federal, state, country, local, municipal or city taxes or other compulsory payments of any nature whatsoever, including without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

20.
Any claim or demand made by purchasers, holders, lessors or other users of products or assets of the Company, or individuals treated with such products, for damages or losses related to such use or treatment, and actions in connection with the testing of products developed by the Company and/or its Subsidiaries or in connection with the distribution, sale, license or use of such products.

21.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries, or penalties or contribution, indemnification, cost recovery, compensation, or injunctive relief) arising out of, based on or related to (x) the presence of, release spill, emission, leaking, dumping, pouring, deposit, disposal , discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substance, wastes or other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (y) circumstances forming the basis of any violation of any environmental law, environmental permit, license, registration or other authorization required under applicable environmental and/or  public health law.

22.	Actions in connection with the Company’s development, use, sale, licensing, distribution, marketing or offer of products and/or services.

23.
Resolutions and/or actions relating to a merger of the company and/or of its subsidiaries and/or affiliates, the issuance of shares or securities exercisable into shares of the Company, changing the share capital of the Company, formation of subsidiaries, reorganization, winding up or sale of all or part of the business, operations or shares the Company.

24.
Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or the purchase or sale of assets, including the purchase or sale of companies and/or businesses, and/or investments in corporate or other entities and/or investments in traded securities and/or any other form of investment.

25.
Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any of its subsidiaries and/or affiliates, or any of their respective business operations.

26.	Actions relating to the operations and management of the Company and/or its Subsidiaries.

27.	Actions taken in connection with the approval and execution of financial reports and business reports and the representations made in connection therewith.
28.
Any claim or demand, not covered by any of the categories of events described above, which, pursuant to any applicable law, a director or officer of the Company may be held liable to any government or agency thereof, or any person or entity, in connection with actions taken by such director or officer in such capacity.